June 30, 2007	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheet

(Expressed in thousands of U.S. dollars)

	June 30, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	75,884	59,967
Restricted cash (note 3)	35,303	21,250
Accounts receivable, marketable securities and prepaids	29,737	28,306
Inventories	39,529	35,697
Future income taxes	1,152	10,182

	181,605	155,402

Restricted cash (note 3)	48,300	58,300

Mining interests	334,404	311,080

Goodwill	2,238	2,238

	566,547	527,020

Liabilities

Current liabilities
Bank indebtedness	10,505	15,367
Accounts payable and accrued liabilities	33,564	29,267
Current portion of long-term debt	367	333
Current portion of asset retirement obligations	5,629	8,271

	50,065	53,238

Long-term debt (note 8)	40,499	50,499

Contractual severance obligations	1,904	3,216

Asset retirement obligations	5,580	5,420

Future income taxes	21,583	18,742

	119,631	131,115

Shareholders’ Equity

Share capital (note 4(a))	750,298	740,061

Contributed surplus (note 4(d))	10,804	9,314

Accumulated other comprehensive (loss) (note 4(e))	(29)	-

Deficit	(314,157)	(353,470)

	446,916	395,905

	566,547	527,020

Supplementary cash flow information (note 5)

Subsequent event (note 8)

Approved by the Board of Directors

 (Signed) Paul N. Wright

Director

           (Signed) Robert Gilmore       Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Earnings and Deficit

For the periods ended June 30,

(Expressed in thousands of U.S. dollars, except per share information)

	Three months ended		Six months ended
	2007 $	2006 $	2007 $	2006 $

Revenue
Gold sales	74,876	11,007	116,424	19,599
Interest and other income	1,786	2,258	3,725	3,094

	76,662	13,265	120,149	22,693

Expenses
Operating costs	31,642	8,574	46,708	16,321
Depletion, depreciation and amortization	4,645	87	7,754	170
General and administrative	4,618	3,681	12,040	8,243
Exploration	2,865	3,235	5,661	5,403
Accretion of asset retirement obligation	80	161	160	323
Foreign exchange (gain) loss	(2,089)	(2,481)	(2,654)	(914)
Loss (gain) on disposal of assets	(187)	-	(3,664)	(904)
Interest and financing costs	1,120	23	1,896	61

	42,694	13,280	67,901	28,703

Earnings (loss) before income taxes	33,968	(15)	52,248	(6,010)

Income tax (expense) recovery
Current	(1,042)	(29)	(1,064)	(69)
Future	(6,195)	259	(11,871)	(1,162)

	(7,237)	230	(12,935)	(1,231)

Net earnings (loss) for the period	26,731	215	39,313	(7,241)

Deficit, beginning of period	(340,888)	(364,226)	(353,470)	(356,770)

Deficit, end of period	(314,157)	(364,011)	(314,157)	(364,011)

Weighted average number of shares outstanding (thousands of shares)
Basic weighted average number of common shares outstanding	343,220	340,543	342,294	332,804

Diluted weighted average number of common shares outstanding	344,915	342,158	344,044	334.384

Net earnings (loss) per share
Basic - US$	0.08	-	0.11	(0.02)
Diluted - US$	0.08	-	0.11	(0.02)
Basic - Cdn$	0.09	-	0.13	(0.02)
Diluted - Cdn$	0.09	-	0.13	(0.02)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Cash Flows

For the periods ended June 30,

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	2007 $	2006 $	2007 $	2006 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the period	26,731	215	39,313	(7,241)
Items not affecting cash
Accretion of asset retirement obligation	80	162	160	323
Contractual severance expense	-	344	598	688
Depletion, depreciation and amortization	4,646	87	7,754	170
Unrealized foreign exchange gain (loss)	218	-	365	(66)
Property reclamation payments	(1,459)	-	(2,642)	-
Future income taxes	6,195	(258)	11,871	1,162
Gain on disposal of assets	(187)	-	(3,664)	(904)
Imputed interest and financing costs	17	23	34	46
Contractual severance obligation	(298)	-	(1,910)	-
Stock-based compensation expense	1,136	228	4,230	2,213

	37,079	801	56,109	(3,609)
Changes in non-cash working capital (note 5)	3,880	(10,544)	(2,457)	(17,779)

	40,959	(9,743)	53,652	(21,388)

Investing activities
Acquisition of property, plant and equipment for cash	(20,088)	(27,615)	(34,028)	(48,934)
Proceeds on disposal of assets	370	-	1,073	1,481
Proceeds on disposal of property, plant and equipment	289	-	289	-
Investment purchases	(380)	-	(380)	-
Recovery of mining interest costs from sale of pre-production gold	-	-	10,052	-
Deferred development expenditures on non-producing properties	(3,458)	(1,032)	(6,417)	(1,706)
Value added taxes recoverable on mining interest investments	2,384	(448)	3,461	(2,182)
Restricted cash	3,178	-	(4,053)	-

	(17,705)	(29,095)	(30,003)	(51,341)

Financing activities
Long-term debt repayment	(10,000)	-	(10,000)	-
Bank indebtedness repayment	(5,229)	-	(5,229)	-
Issuance of common shares for cash	6,675	1,333	7,497	170,584
Share issuance costs	-	-	-	(7,089)

	(8,554)	1,333	(7,732)	163,495

Net increase (decrease) in cash and cash equivalents	14,700	(37,505)	15,917	90,766

Cash and cash equivalents - beginning of period	61,184	162,097	59,967	33,826

Cash and cash equivalents - end of period	75,884	124,592	75,884	124,592

Supplementary cash flow information (note 5)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Comprehensive Income

For the periods ended June 30

(Expressed in thousands of U.S. dollars)

	Three months ended 2007 $	Six months ended 2007 $

Net earnings for the periods ended June 30, 2007	26,731	39,313

Other comprehensive income (loss)
Unrealized gains (loss) on available-for-sale investment (note 4(e))	(48)	(9)

Comprehensive income (loss) for the periods ended June 30, 2007	26,683	39,304

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado” or the “Company”) is engaged in exploration for, and development and mining of gold. The Company has on-going exploration and development projects in Brazil, China and Turkey. On July 1, 2006, the Company commenced production in Turkey. Production in China commenced on February 1, 2007. Production operations in Brazil ceased in the first quarter of 2007.

With exception to changes in accounting policies instituted since December 2006 as outlined in note 2 hereof, these unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) consistent with those used in the preparation of the Company’s audited consolidated financial Statements for the year ended December 31, 2006. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2006.

In the opinion of Management, all adjustments necessary to present fairly the consolidated financial position as at June 30, 2007 and the consolidated results of operations, cash flows and comprehensive income for the three and six month periods then ended have been made. These interim results are not necessarily indicative of the results for a full year.

2.

Changes in accounting policies

On January 1, 2007, the Company adopted three new accounting standards and accounting policy changes related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005 (the “new CICA standards”). These changes were adopted on a prospective basis with no restatement of prior year’s financial statements. The new CICA standards and accounting policy changes are as follows:

Financial instruments- recognition and measurement

This standard requires that all financial assets, except for those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments classified as held for trading are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market.

On January 1, 2007, the Company had an investment in a public company classified as available-for-sale. Previously, investments in public companies were carried at cost, less provision for other than temporary declines in value.

(1)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Changes in accounting policies (continued)

This change in accounting policy resulted in a $275 increase in the carrying value of the investment as at January 1, 2007, representing the cumulative unrealized gain at that time (note 4(e)).

Comprehensive income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances other than with the Company’s shareholders. In accordance with the new CICA standard, the Company’s financial statements now include a Consolidated Statement of Comprehensive Income and a new category, Accumulated other comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category include the holding gains and losses from available-for-sale securities which are not included in net earnings (loss) until realized. The components of Accumulated other comprehensive income for the periods ended June 30, 2007 are disclosed in note 4(e).

Hedges

The new CICA standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company is not currently engaged in any hedging activity. As a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

3.

Restricted cash

Since December 31, 2006, the restricted cash balances have changed as follows:

	Current $	Non-current $

Current and non-current restrict cash, December 31, 2006	21,250	58,300
Increases during period to secure:
Letters of credit issued against equipment deliveries scheduled within the next twelve months	20,303	-
Decreases during period on payments against security held against:
Long-term debt	-	(10,000)
Bank indebtedness	(6,250)	-

Current and non-current restricted cash, June 30, 2007	35,303	48,300

(2)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital

(a)

Authorized and issued share capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. At June 30, 2007, the Company has no non-voting shares outstanding. The details of the voting common shares issued and outstanding are as follows:

	Number of shares	Amount $

Balance, December 31, 2006	341,148,231	740,061
Shares issued upon exercise of stock options	2,447,309	10,237

Balance, June 30, 2007	343,595,540	750,298

(b)

Share option plans

The continuity of share purchase options outstanding since December 31, 2006 is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2006	3.82	7,276,463	3.3
Granted	7.10	3,202,500
Cancelled	5.25	(100,000)
Exercised	3.47	(2,447,309)

Balance, June 30, 2007	5.23	7,931,654	3.4

(3)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

The following table summarizes share options outstanding as at June 30, 2007:

Total options outstanding				Exercisable options

Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercisable price Cdn$	Shares	Weighted average exercise price Cdn$

1.00 - 1.99	296,154	0.8	1.75	296,154	1.75
3.00 - 3.99	2,980,000	2.1	3.51	2,848,333	3.52
4.00 - 4.99	400,000	2.4	4.62	350,000	4.60
5.00 - 5.99	953,000	3.7	5.57	581,666	5.60
6.00 - 6.99	175,000	4.3	6.21	91,666	6.21
7.00 - 7.12	3,127,500	4.7	7.12	1,042,500	7.12

	7,931,654	3.4	5.23	5,210,319	4.48

(c)

Stock based compensation expense

Stock based compensation expense incurred to June 30, 2007 has been included in the undernoted expenses in the consolidated statement of earnings as follows:

	Three months ended June 30, 2007 $	Six months ended June 30 2007 $

Operating costs	225	833
Exploration	130	496
General and administrative	781	2,901

	1,136	4,230

(4)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

(d)

Contributed surplus

The continuity of the contributed surplus on the consolidated balance sheet for the period since December 31, 2006 is as follows:

	Contributed Surplus Attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2006	8,220	1,094	9,314

Non-cash stock-based compensation	4,231	-	4,231
Options exercised, credited to share capital	(2,741)	-	(2,741)

Balance, June 30, 2007	9,710	1,094	10,804

(e)

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

	Three months ended June 30, 2007 $	Six months ended June 30 2007 $

Surplus, beginning of period	207	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2007	-	275
Unrealized gains (losses) on available-for-sale investment	(48)	(9)
Realized (gains) losses on sale of available-for-sale investment transferred to net income	(188)	(295)

Deficit, June 30, 2007	(29)	(29)

(5)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Supplementary cash flow information

	Three months ended June 30, 2007 $	Six months ended June 30 2007 $

Changes in non-cash working capital
Accounts receivable and prepaids	(2,637)	(2,975)
Inventories	2,503	(3,306)
Accounts payable and accrued liabilities	4,014	3,824

	3,880	(2,457)

Supplementary cash flow information
Interest paid	1,196	1,411

6.

Related party transactions

Two entities registered under Chinese law, Dachaidan Gold Mine (“DGM”) and First Brigade for Geology and Mineral Exploration of Qinghai Province (“First Brigade”) each own 5% of the shares of Qinghai Dachaidan Mining Limited (“QDML”), the Chinese corporation that owns the Tanjianshan mine. Pursuant to the terms of the shareholder agreement with DGM and First Brigade, the minority shareholders are entitled to a total of 4.5% of net revenues upon the sale of a mineral product by QDML. In the period ended June 30, 2007, operating costs include $1,483 (quarter ended $462) on this account. Further, an additional provision totalling $452 (quarter ended $nil) has been made with respect to mineral sales from pre-operating gold sales. As at June 30, 2007, accounts payable and accrued liabilities included $715 due to related parties on this account.

(6)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Segmented information

The Company has four reporting segments. The Brazil reporting segment includes the operations of the São Bento mine and exploration activity in Brazil. The Turkey reporting segment includes the operations of the Kisladag mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Tanjianshan mine in China did not commence commercial production until February 1, 2007. The corporate reporting segment includes the operations of the Company’s corporate office.

	June 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	140,021	147,973	8,797	998	297,789
Non-producing	34,459	-	2,156	-	36,615

	174,480	147,973	10,953	998	334,404

	For the three months ended June 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	45,997	24,247	4,632	-	74,876
Interest and other income	460	41	65	1,220	1,786

	46,457	24,288	4,697	1,220	76,662
Expenses except the undernoted	13,711	16,992	2,552	2,116	35,371
Depletion, depreciation and amortization	1,932	2,649	-	64	4,645
Exploration	1,633	40	809	383	2,865
Gain on disposal of assets	-	-	-	(187)	(187)

Earnings (loss) before income taxes	29,181	4,607	1,336	(1,156)	33,968
Income tax (expense) recovery	(5,788)	(166)	(1,260)	(23)	(7,237)

Net earnings (loss) for the period	23,393	4,441	76	(1,179)	26,731

(7)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Segmented information (continued)

	For the six months ended June 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	76,410	33,107	6,907	-	116,424
Interest and other income	1,085	71	178	2,391	3,725

	77,495	33,178	7,085	2,391	120,149
Expenses except the undernoted	24,949	21,397	4,212	7,592	58,150
Depletion, depreciation and amortization	3,235	4,385	-	134	7,754
Exploration	3,111	40	1,894	616	5,661
Gain on disposal of assets	-	-	(3,341)	(323)	(3,664)

Earnings (loss) before income taxes	46,200	7,356	4,320	(5,628)	52,248
Income tax (expense) recovery	(10,491)	(166)	(2,233)	(45)	(12,935)

Net earnings (loss) for the period	35,709	7,190	2,087	(5,673)	39,313

	December 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	130,145	140,749	9,020	968	280,882
Non-producing	28,570	-	1,628	-	30,198

	158,715	140,749	10,648	968	311,080

	For the three months ended June 30, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	11,007	-	11,007
Interest and other income	(6)	28	93	2,143	2,258

	(6)	28	11,100	2,143	13,265
Expenses except the undernoted	2,488	135	9,303	(1,968)	9,958
Depletion, depreciation and amortization	28	10	-	49	87
Exploration	1,414	46	1,524	251	3,235
Gain on disposal of assets	-	-	-	-	-

Loss before income taxes	(3,936)	(163)	273	3,811	(15)
Income tax (expense) recovery	-	29	230	(29)	230

Loss for the period	(3,936)	(134)	503	3,782	215

(8)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Segmented information (continued)

	For the six months ended June 30, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	19,599	-	19,599
Interest and other income	2	47	198	2,847	3,094

	2	47	19,797	2,847	22,693
Expenses except the undernoted	2,948	336	17,440	3,310	24,034
Depletion, depreciation and amortization	56	20	-	94	170
Exploration	2,247	89	2,526	541	5,403
Gain on disposal of assets	-	-	-	(904)	(904)

Loss before income taxes	(5,249)	(398)	(169)	(194)	(6,010)
Income tax (expense) recovery	-	29	(1,200)	(60)	(1,231)

Loss for the period	(5,249)	(369)	(1,369)	(254)	(7,241)

8.

Subsequent event

In continuing litigation by certain third parties concerning the operation of the Kisladag mine against the Company and the Turkish Ministry of Environment (“MOE”), the plaintiff has sought to secure cancellation of the Environmental Positive Certificate (“EPC”) for Kisladag on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study (“EIA”). A judgment on the litigation at a lower administrative court favored the Company. The plaintiff appealed that decision. The merits of the appeal have not been ruled on; however, subsequent to the Company’s press release on July 12, 2007, the MOE received official notification on July 19, 2007 from the 6th Department of Council of State ordering the shut down of the Kisladag mine within 30 days. The order is in the nature of an interim injunction issued by the Appellate Court ordering closure of the Kisladag mine within 30-days pending a decision on the case. The closure of the Mine is expected to occur on August 20, 2007. The MOE will provide its instructions to close the mine, together with the Court Order, to the Office of the Governor of the Province of Usak for delivery to the Kisladag Mine.

The Company is working with the appropriate Turkish government agencies to ensure that any closure is implemented in a fashion which secures and preserves the Company’s assets while obtaining permission to reopen the mine as soon as possible. As the mine closure could constitute a condition of default under the terms of the loan agreement pertaining to $40,000 of the outstanding long-term debt as at June 30, 2007, the lender granted a waiver on July 24, 2007 to hold the debt in good standing until January 31, 2008. At this time Management is unable to estimate the economic impact the expected temporary closure will have on operations with any certainty.

(9)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Subsequent to June 30, 2007, litigation by certain third parties was also filed against the Company and the MOE seeking to cancel the EPC for Efemçukuru on the basis of alleged threats to the environment. This litigation has not affected the permitting process at Efemcukuru.

If Eldorado is unsuccessful in defending either litigation; or, if an injunction is sought and issued, then the Company’s ability to conduct mining operations in Turkey may be adversely affected.

(10)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

T A B L E   O F   C O N T E N T S

Page

1.

2007 - PERIODS IN REVIEW

1

2.

MAJOR EVENTS DURING THE QUARTER ENDED JUNE 30, 2007

1

3.

OPERATIONS

1

4.

DEVELOPMENT

3

5.

EXPLORATION

7

6.

PRODUCTION

8

7.

LEGAL

9

8.

RESULTS OF OPERATIONS

10

9.

LIQUIDITY

13

10.

CAPITAL RESOURCES

14

11.

SUMMARY OF QUARTERLY RESULTS

15

12.

OFF-BALANCE SHEET ARRANGEMENTS

15

13.

CRITICAL ACCOUNTING ESTIMATES

16

14.

RISK AND UNCERTAINTIES

17

15.

NON-GAAP MEASURES

19

16.

OTHER MD&A REQUIREMENTS

19

17.

DISCLOSURE OF OUTSTANDING SHARE DATA

20

18.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

20

19.

CAUTIONARY STATEMENT ON LOOKING FORWARD INFORMATION

20

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

1.

2007 - Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we”, or the “Company”) is a gold producer based in Vancouver, Canada. The Company owns and operates the Kisladag gold mine (“Kisladag”) in Turkey and the Tanjianshan gold mine (“Tanjianshan”) in China. We also explore for, or may acquire, mineral properties for exploration and possible development into gold mines.

In the periods ended June 30, 2007, the Company had record earnings, sales and production.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the unaudited consolidated financial statements for the six months ended June 30, 2007. All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise. This MD&A is prepared as of August 1, 2007.

2.

Major events during the Quarter Ended June 30, 2007

During the quarter ended June 30, 2007, we:

  had record earnings of $0.08 per share (June 2006 - $0.00),

  completed the first full quarter of commercial production at our Tanjianshan gold mine in China and produced 29,135 ounces of commercial production at a cash operating costs of $440 per ounce,

  achieved production at our Kisladag gold mine in Turkey of 68,095 ounces at a cash operating costs of $187 per ounce,

  produced a total of 98,970 ounces (June 2006 - 25,035 ounces) at an average cash operating costs of $259 per ounce (June 2006 - $378 per ounce) and completed the feasibility on our Efemçukuru project.

3.

Operations

Operations - Kisladag

Subsequent to June 30, 2007, the Company received an order to shut down mining operations at the Kisladag mine within 30 days (Item 7 - Legal).

During the second quarter of 2007 we mined and placed 1,872,691 tonnes of ore having an average grade of 1.32 grams of gold per tonne (“g/t Au”) on the leach pad. The total for the first six months of 2007 is 3,722,021 tonnes placed on the pad at an average grade of 1.30 g/t Au. At June 30, 2007, the leach pad contained approximately 9.7 million tonnes at a grade of 1.18 g/t Au.

(1)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

During the quarter ended June 30, 2007, we poured 68,095 ounces of gold and sold 69,165 ounces for second quarter revenue of $46.0 million. Cash operating costs at Kisladag were $187 per ounce for the quarter. Bullion production rose on account of higher gold grades and recovery rates while lower mining costs were due to lower waste-to-ore strip ratios. In the six months ended June 30, 2007, the Kisladag mine has poured 111,696 ounces of gold and sold 115,979 ounces of gold generating $76.4 million in revenue. Cash operating costs at the mine for the six months ended June 2007 were $189 per ounce.

Considering the superior production performance of the Kisladag mine in the first six months of the year and assuming that the Company’s expectations that a decision positive to Eldorado should be rendered on the case within two months following the end of Turkish Judicial holidays in early September 2007 production for he year is now forecast to be approximately 185,000 ounces at a cash cost of $195 per ounce.

Construction of the mine expansion project bringing total production capacity to 10 million tonnes per year was completed and we commenced commissioning during the quarter.

Operations - Tanjianshan

During the second quarter of 2007 we mined a total of 202,753 tonnes of ore from Qinlongtan (“QLT”). A total of 237,909 tonnes of ore was processed at an average head grade of 4.41 g/t Au. During the first five months following the start of commercial production on February 1, 2007, a total of 277,676 tonnes of ore were mined at a stripping ratio of 31:1 and 380,768 tonnes were milled at an average grade of 5.44 g/t Au.

Commercial production at Tanjianshan began on February 1, 2007 when pre-production operating levels achieved 60% of capacity. In the quarter ended June 2007, we poured a total of 29,135 ounces of gold and bullion sales amounted to 36,625 ounces ($24.2 million).

Cash operating costs at Tanjianshan were $440 per ounce for the quarter ended June 2007. Forecast 2007 production is approximately 125,000 to 135,000 ounces of gold at an estimated average cash cost of $290 to $300 per ounce. Higher cash costs per ounce at Tanjianshan were attributable to higher than planned mining contractor costs incurred as a result of lower than projected utility of Company-owned mining equipment and production delays arising from blasting permit limitations. The average stripping ratio over the second quarter was 27:1.

In the six months ended June 30, 2007, Tanjianshan produced a total of 68,387 ounces of gold of which 12,492 ounces were treated as pre-production. Total commercial production for the five month period February to June 2007 was 55,895 ounces of gold at a cash operating cost of $353 per ounce. Gold sales of commercial production in the first six months of 2007 were 50,259 ounces of gold for a revenue stream of $33.1 million. During the first quarter, sales of gold produced from pre-commercial operations totaled 15,573 ounces ($10.1 million of revenue), the proceeds of which were recorded as a recovery of mine development costs in accordance with generally accepted accounting principles and our accounting policies.

(2)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Operations - Sao Bento

At Sao Bento, we produced 1,740 ounces of gold at a cash operating cost of $80 per ounce. In the quarter ended June 2007, operating costs consist mainly of processing cost as mining operations ceased in January. Sales of gold amounted to 6,912 ounces ($4.6 million) during the quarter.

In the six months ended June 2007, Sao Bento produced 7,667 ounces of gold at a cash operating cost of $208 per ounce. Gold sales for the six month period ended June 2007 totalled 10,641 ounces ($6.9 million).

Since shut down of the mining operations in January 2007, reclamation and closure of this operation has been under way. In the quarter ended June 2007, we spent $1.5 million ($2.6 million in the six months ended June 2007) against the projected reclamation liability of $9.6 million, of which $8.3 million will be spent during 2007. All equipment from the underground mine is expected to be moved to surface by October, 2007.

4.

Development

Development - Efemçukuru

Wardrop Engineering has completed a definitive feasibility study on the Efemcukuru gold deposit. The study has been based on updated drilling results from the 2006-2007 drilling program which totals approximately 26,000 meters of drilling to date. Mining methods for the deposit follow conventional trackless practice using both long hole and mechanized cut and fill methods. Access to the underground workings will be via two horizontal adits connecting to a dual underground ramp system. A concentrator plant will be located on site to recover gold through gravity and flotation methods. The flotation concentrate will be further processed at a dedicated facility located at Kisladag mine in Usak province. Gold bullion production will be sold locally as well as exported under the arrangements and in conjunction with the sales from Kisladag.

Results of the study are summarized below:

Resources
Classification	Tonnes	Grade g/t Au	Ounces

Measured	1,150,000	14.07	520,000

Indicated	2,732,000	9.99	877,000

Measured and Indicated	3,882,000	11.20	1,397,000

Inferred	753,000	8.79	213,000

Note: Cut off Grade 3.0 gr/tonne

(3)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Reserves
Classification	Tonnes	Grade g/t Au	Ounces

Proven	1,320,000	11.89	505,000

Probable	2,465,000	9.04	716,000

Proven and Probable	3,785,000	10.04	1,221,000

Note: Cut off Grade 4.5 gr/tonne

1.

Mineral resources and mineral reserves have been estimated according to standards set out in the Canadian Securities Regulations National Instrument 43-101.

2.

Mineral reserves estimated using a gold price of $530 per ounce are included in the mineral resource estimate.

Project Performance

Project Data	Feasibility Results

Production Data
Life of Mine	9.4 Years
Mine Throughput	3.785 M Tonnes
Metallurgical Recovery Au	86.5%
Average Annual Gold Production	112,400 Ounces
Total gold Produced	1,056,566 Ounces

Operating Costs
Mining	$27.20/Tonne
Processing	$30.95/Tonne
G&A	$4.98/Tonne
Total Mining Cost/Tonne Ore	$63.13/Tonne
Cash Operating Costs	$226.23/Ounce
Total Cash Costs	$227.20/Ounce

Capital Costs
Initial Investment Capital	$104,204,000
Sustaining Capital	$21,308,000

Economics
Net Present Value After Tax @ 0%	155.5 M $
Net Present Value After Tax @ 5%	86.7 M $
Internal Rate of Return After Tax	19.0%
Payback Period	4.6 Years

1.

Costs are expressed in US Dollars and based on a gold price of $530/ounce

2.

VAT on goods and services incurred in Turkey is not applicable

3.

Cash Operating Costs and Total Cash Costs are based on definition provided by the Gold Institute and contain a Royalty cost equivalent to 1.3% of direct mine operating costs.

(4)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Development - Vila Nova Iron Ore

During the quarter ended June 30, 2007, an updated pre-feasibility study was commissioned based on a larger pit with a mine life of 9 years.

On July 31, 2007, the Company announced the results of the updated pre-feasibility study. The initial capital required to construct the project (100% basis) is $32.7 million including working capital. The Board has approved the construction of the project, which is scheduled to commence during the 2007 third quarter. Construction time is estimated at 12 months. The Company has retained an engineering company to complete the detailed engineering for the project.

Eldorado has renegotiated the terms of its 50-50% JV agreement with DSI Consult (“DSI”), a private Brazilian company that controls the Vila Nova mineral rights. As a result, Eldorado now owns 75% of the project with the balance of 25% owned by DSI. In exchange for its increase in the ownership of the project Eldorado has agreed to pay $2.8 million to DSI and finance up to $30 million of the pre- production capital expenditures of the project. Above the $30 million threshold the parties will finance their respective share of the project on a 75-25% basis.

The licensing of the project is at an advanced stage with one license pending prior to the start of construction. This is a clearing permit, which the Company expects to receive from SEMA (Environmental Agency of Amapa State) during the third quarter of 2007.

The update of the pre-feasibility study (“Study”) was managed and prepared by Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil. The metallurgical test work was done at Miguelao Technological Research Center, which is owned by CVRD. The block model was updated by Eldorado during the quarter ended June 2007 incorporating data from additional drilling. In the previous 2006 pre-feasibility study, conservative 2005 ore prices were used for the pit optimization. In the updated Study Eldorado used 2006 level prices averaging $54/tonne of finished product FOB Santana Port, approximately 9.5% below 2007 level. There is a market consensus that ore prices will continue to rise in 2008 and beyond. The market outlook for the Vila Nova product is good and negotiations regarding ore sales are on-going.

The updated Study is based on owner operated mining rather than contract mining which was used in the 2006 study. Furthermore, the Study calls for truck haul of the ore to the port facilities; however, Eldorado is currently in negotiations for railroad access as a possible alternative. The run of mine (“ROM”) ore will be processed at the mine by crushing and screening and minor gravity separation for a total weight recovery of 88%. The finished product will be sold as lump ore and sinter fines.

(5)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Resources and Reserves for the Vila Nova Iron Ore Project (100% basis) are detailed below

	Tonnes (x1000)	Fe%
MINERAL RESERVES
Proven Reserves ROM	2,285	63.5
Probable Reserves ROM	6,987	60.2
Proven & Probable Reserves ROM	9,272	61.0
MINERAL RESOURCES
Measured Resources	2,285	63.5
Indicated Resources	7,679	61.0
Measured & Indicated Resources	9,964	61.6
Inferred Resources	2,022	61.2

Study Economic Analysis (Eldorado’s share - 75% Basis)

Life of Mine

-

9 years

Initial Capex

-

US$32.0 million (includes working capital)

Operating Cash Flow

-

US$153.3 million

IRR - after tax

-

41%

Pay back - after tax

-

2 ½ years

NPV - after tax (5% discount)

-

US$69.1 million

Sensitivity Analysis (Eldorado’s share - 75% Basis)

(6)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the project will be subject to a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above. Furthermore, Eldorado has significant tax loss credits from its São Bento operation and we are currently reviewing the availability of these credits as a way to further reduce the tax burden at Vila Nova Iron Ore. These tax loss credits have not been used in our economic analysis. The exchange rate used in the Study was 2.10 (US$1.00 = R$2.10).

5.

Exploration

Exploration expenses for the quarter ended June 30, 2007 were $2.9 million (quarter ended June 30, 2006 - $3.2 million). In the six months ended June 2007 exploration expenses were $5.7 million (2006 - $5.4 million). The 2007 decrease in the second quarter over the 2006 period is attributable to timing of exploration activities, primarily drilling in Brazil, Turkey, and China. In 2007, we expect to spend our total $14.2 million exploration budget.

Exploration - Turkey

During the quarter ended June 2007, work continued on our Biga Peninsula properties and began on our properties in the Pontide District. Exploration activity did not begin on Demir joint venture licenses until late in the quarter.

On the Biga Peninsula we finished diamond drilling at Dogancilar (totaling 1,173 meters in 8 drill holes). No notable precious or base metal mineralization was intersected. However west and north of the drilled vein systems, satellite imagery revealed a possible volcanic center. This new area will be evaluated later in the year by extending our existing soil sample grid to cover the interpreted feature. We completed our work at Kuscayiri this quarter. Results of the mapping and surface rock sampling continued to yield positive results with most samples returning anomalous gold values. The hosts for this mineralization appear to be east-west trending, vuggy silica ridges.

In the Pontide district, our preparations for an 8 hole reverse circulating (RC) drill program on the Kapikaya project were completed. Drilling is expected to begin early next quarter. Elsewhere, in the Samson area, Mahmur Tepe structural geology was reviewed by a consultant. The 2006 drilling was confirmed to have limited the area to which widespread gold mineralization may be located. Untested areas remain for more laterally constrained, high grade gold mineralization. These areas will be assessed later in the year. At nearby Saltuk Tepe, our soil sampling unveiled several gold-in-soil anomalies over and around gabbroie intrusive bodies. We are planning to conduct detailed mapping here later in the summer.

Work on Demir JV licenses only began late in the quarter. Together with our joint venture partner, we conducted soil sampling and geologic mapping programs at the Bayat property. The target was a series of northwest trending silicified structures and veins. Results are pending. Preparation to drill various high sulphidation gold targets is underway.

(7)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Exploration - Brazil

Exploration activities continued throughout the quarter ended June 2007 on our exploration licenses in Amapa State. Work in the Vila Nova region continued to focus on mapping and geochemical sampling in license areas covering regional geophysical based targets. This past quarter saw license areas immediately north of the former Vila Nova joint venture property evaluated. Numerous gold-in-soil anomalies along a trend were found on a first pass widely spaced grid. We have created more detailed grids locally to better define these anomalies. Soil sampling and geology mapping will begin later this summer.

At Tartarugalozinho our exploration activities comprised soil and rock sampling over various regional geophysical and stream geochemical gold anomalies in the middle and southeast portions of the property. Auger drill testing of numerous gold-in-soil anomalies has failed to match the geochemical anomalies with any sub-cropping gold mineralization. Instead, the anomalies appear to be the result of intense laterite development. A decision whether to continue work on this property will be made later this summer after review of the pending results.

Exploration - China

Diamond drilling began on our Tanjianshan (“TJS”) property in the second quarter ended June 2007. Using three diamond drill rigs, we began our work on the Jinlonggou (“JLG”) North and QLT Deep targets. The program at JLG North, a mineralized zone located immediately north of our JLG deposit, is proving to be successful with initial positive results disclosed. This nearly completed program currently consists of 38 drilled holes totaling 4,368 meters. Our drilling at the QLT Deep target to test the down dip potential of our OLT deposit below the planned open pit bottom, finished 4 holes totaling 1,093 meters. Results from these initial holes are pending.

6.

Production

	2007 Q2	2007 Q1	2006 Q2	2006 Q3	2006 Q4

TOTAL GOLD PRODUCTION
Total ounces produced	98,970	88,780	25,035	41,082	53,506
Commercial production	98,970	76,288	25,035	41,082	50,425
Cash operating costs ($/oz) [4]	259	220	378	309	274
Total cash cost ($/oz) [2,4]	287	233	386	315	278
Total production cost ($/oz) [3,4]	332	270	463	364	259
Realized price ($/oz sold)	664	647	615	620	615

KISLADAG GOLD MINE [5]
Commercial production	68,095	43,601	6,872	27,477	36,546
Tonnes to pad	1,872,691	1,849,330	1,493,156	1,802,368	1,882,744
Grade (grams/tonne)	1.32	1.27	0.97	1.29	1.23
Cash operating costs ($/oz) [4]	187	192	242	218	191
Total cash cost ($/oz) [2,4]	190	194	242	220	193
Total production cost ($/oz) [3,4]	221	225	n/a	285	185

(8)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

TANJIANSHAN GOLD MINE [6]
Total ounces produced	29,135	39,252	n/a	n/a	3,081
Commercial production	29,135	26,760	n/a	n/a	n/a
Tonnes milled	237,909	142,859	n/a	n/a	n/a
Grade (grams/tonne)	4.41	7.17	n/a	n/a	n/a
Cash operating costs ($/oz) [4]	440	260	n/a	n/a	n/a
Total cash cost ($/oz) [2,4]	522	291	n/a	n/a	n/a
Total production cost ($/oz) [3,4]	616	356	n/a	n/a	n/a

SAO BENTO GOLD MINE
Commercial production	1,740	5,927	18,163	13,605	13,879
Tonnes milled	-	20,069	90,024	81,869	69,295
Grade (grams/tonne)	-	8.88	7.23	6.38	6.06
Cash operating costs ($/oz) [4]	80	245	429	493	492
Total cash cost ($/oz) [2,4]	132	252	441	506	502
Total production cost ($/oz) 3, 4	(50)	211	463	525	455

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

6

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

7.

Legal

In continuing litigation by certain third parties concerning the operation of our Kisladag mine against the Company and the Turkish Ministry of Environment (“MOE”), the plaintiff has sought to secure cancellation of the Environmental Positive Certificate (“EPC”) for Kisladag on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study (“EIA”). We are confident in both the methodology and legality of the Kisladag EIA. A judgment on the litigation at a lower administrative court was in our favor. The plaintiff appealed that decision. The merits of the appeal have not been ruled on, however, subsequent to our press release on July 12, 2007, the MOE received official notification on July 19, 2007 from the 6th Department of Council of State ordering the shut down of the Kisladag mine within 30 days. The order is in the nature of an interim injunction issued by the Appellate Court ordering closure of the Kisladag mine within 30-days pending a decision on the case. The closure of the Mine is expected to occur on August 20, 2007. The MOE will provide its instructions to close the mine, together with the Court Order, to the Office of the Governor of the Province of Usak for delivery to the Kisladag Mine. The Company is working with the appropriate Turkish government agencies to ensure that any closure is implemented in a fashion which secures and preserves the Company’s assets while obtaining permission to reopen the mine as soon as possible. If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected.

(9)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

In 2004, litigation was also filed by certain third parties against the Company and the MOE seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area. Judgment on that litigation at the lower administrative court favored the plaintiff. While that decision effectively prevented the start of mining activities at Efemçukuru, on appeal by the Company and the MOE, a judgment in the Company’s favor was issued by a higher court in 2005 and the mineral license was re-issued.

Litigation by certain third parties has also been filed against the Company and the MOE seeking to cancel the environmental Positive Certificate for Efemçukuru on the basis of alleged threats to the environment. This litigation has not affected the permitting process at Efemcukuru. We are confident in both the methodology and legality of the Efemçukuru EIA. On this basis, we believe our defense of this action will be successful. If we are unsuccessful in defending this litigation, or if an injunction is sought and issued, then our ability to conduct mining operations at Efemcukuru may be adversely affected.

8.

Results of Operations

Net income for the quarter

The Company reported net income for the quarter ended June 30, 2007, of $26.7 million, or $0.08 per share (2006 - $0.2 million); ($0.00 per share). Net income for the six month period ended June 30, 2007 was $39.3 million or $0.11 per share (2006 net loss - $7.2 million); ($0.02 loss per share).

The consolidated net income for the quarter ended June 30, 2007, is attributable to increased gold sales driven by increased production, factored by lower unit-of-production costs and higher gold prices. This improvement was partially offset by lower interest income and increased administrative expenses, as compared to the second quarter of 2006.

Revenues

Our revenues consist primarily of gold bullion sold to a number of large institutions, or on the open market at the Turkish and Shanghai Gold Exchanges. Other sources of revenue include interest earned on cash and cash equivalents and restricted funds.

GOLD SALES

During the quarter ended June 30, 2007, we sold 112,702 ounces (2006 - 17,907) of gold at an average price of $664 (2006 - $615) per ounce. Gold prices have been increasing over the past three years. The spot gold price increased from an average of $445 per ounce in 2005 to $658 per ounce in 2007.

(10)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

INTEREST AND OTHER INCOME

The Company earned $1.8 million in interest revenue during the quarter ended June 30, 2007 (2006 - $2.3 million), $3.7 million in the six months ended June 2007 (2006 - $3.1 million). The quarterly decrease over last year is attributable to lower cash balances in the quarter ended June 2007 compared to the second quarter of 2006. The funds on deposit in the second quarter of 2006 were generated primarily from the equity financing completed in February 2006. We used a portion of the funds generated from the 2006 equity financing on the construction of the Kisladag and Tanjianshan mines.

Expenses

OPERATING COSTS

As expected, operating costs during the quarter ended June 30, 2007 of $31.6 million (2006 - $8.6 million), in the six months ended June 2007 - $46.7 million (2006 - $16.3 million) increased commensurately with operating and production activity tempered by lower average unit of production costs. In the period ended June 2007 included in operating costs are royalties in the amount of $1.5 million (quarter ended $0.5 million) paid or payable to the owners of 10% of the shares of Qinghai Dachaidan Mining Limited (“QDML”), the Chinese corporation that owns the Tanjianshan mine, in connection with their entitlement to 4.5% of net revenues upon the sale of mineral product by QDML.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

At December 31, 2005, the Sao Bento gold mine was written down to its estimated salvage value. Consequently there has been no DD&A charged against Sao Bento operations since the fourth quarter of 2005.

As commercial production at Kisladag and Tanjianshan only began in July, 2006 and in February 2007 respectively we did not incur significant DD&A expense for the second quarter periods ended 2006. In the quarter ended June 2007, we recorded DD&A expense of $4.6 million (2006 $0.1 million), six months ended June 2007 - $7.8 million, (2006 - $0.2 million).

GENERAL AND ADMINISTRATIVE

General and administrative costs for the quarter ended June 30, 2007 totaled $4.6 million (2006 - $3.7 million), six months ended June 2007 - $12.0 million (2006 - $8.2 million) for a total quarter-over-quarter increase of $0.9 million (year over year six month periods ended June - $3.8 million). The principal reasons for the 2007 increase were $0.7 million spent on merger and acquisition activities, $0.5 million incurred on internal control evaluation requirements, $0.5 million in Turkey for environmental and financial consultants and a $0.8 million increase in stock based compensation allocated to general administrative expense. The remaining $1.3 million increase is consistent with our operational growth and increases that could normally be expected in the circumstances.

EXPLORATION EXPENSE

See item 5 above for a discussion of our exploration costs

(11)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

INTEREST EXPENSE

Interest expense in the second quarter of 2007 was $1.1 million. Interest expense in the comparative 2006 periods was nominal as interest on the Revolving Credit Facility (see “Capital Resources”) was capitalized until commercial production began at Kisladag in July 2006, and we began to charge interest expense against operations at the rate of approximately $0.7 million per quarter. Similarly, interest expense on construction loans ($15.4 million) for the Tanjianshan mine has only been charged to operations since February 1, 2007 when the Tanjianshan mine went into commercial production.

Loan levels peaked during the second quarter of 2007 as we started to generate funds to repay the loans. By the end of the 2007 second quarter, we had repaid $10.0 million on the revolving long term credit facility and $5.2 million against the term bank indebtedness advanced as a construction loan at Tanjianshan. With the scheduled $10.5 million repayment of the remaining bank indebtedness due in full at the end of the 2007 third quarter, we anticipate that quarterly interest costs peaked in the second quarter and will decline in each of the third and fourth quarters of 2007. Even with the shut down at Kisladag, we do not expect to borrow additional funds at this time. Currently outstanding letters of credit will be repaid from the current portion of existing restricted cash balances.

FOREIGN EXCHANGE (GAIN) LOSS

In the six months ended June 2007, foreign exchange gains totaled $2,654 (2006 - $914). Results for 2006 were enhanced in the second quarter when we held a large amount of Canadian dollars following the completion of the February 2006 public offering and the Canadian dollar strengthened. In 2007, with higher levels of operating activity, in order to meet local operating obligations, we hold an increasing proportion of our funds in currencies other than our reporting currency, the United States dollar (see “Capital Resources”). The Chinese Renminbi and the Turkish Lira as well as the Canadian dollar have strengthened against the US dollar over the last quarter and in the six months ended June 2007. The gains in 2007 have been partially offset by realized losses amounting to $0.4 million on the bank indebtedness denominated in Chinese Renminbi, 120 million Renminbi (approximately $15.4) until June 22, 2007 when we paid down 40 million Renminbi (approximately $5.2 million) on the bank indebtedness. The remaining outstanding balance of 80 million Renminbi (approximately $10.5) will be repaid at the end of the 2007 third quarter.

INCOME TAXES

In the quarter ended June 2007, income tax expense totaled $7.2 million (2006 recovery - $0.2 million) including a $6.2 million provision for future income taxes attributable to timing differences arising on the recognition of expenses for income tax purposes and expenses for accounting purposes. Current income taxes for the quarter ended June 2007 were largely attributable to taxable income earned in Turkey.

With respect to the Chinese operations, we have recorded a future income tax provision in the six months ended June 2007 of $0.2 million. In the six months ended June 2007, we have not provided for any income taxes on Chinese income as we have been advised that we are eligible for a 2-year tax free holiday. This position may be subject to possible revisions by the Chinese authorities.

(12)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

9.

Liquidity

At June 30, 2007, we held $75.9 million in cash and short-term deposits (December 2006 - $60.0 million) and a further $83.6 million (December 2006 - $79.6 million) in restricted collateral accounts, which securitize: long term debt of $40.0 million (December 2006 - $50.0 million); letters of credit amounting to $35.3 million (December 2006 - $21.3 million) and an $8.3 million environmental deposit with the Turkish authorities (December 2006 - $8.3 million). In the six months ended June 2007, we issued letters of credit totaling $20.3 million against equipment deliveries expected within the next 12 months. We did not have to increase our Revolving Term Loan to securitize the equipment purchases. The restricted funds related to this account were generated from operations at Kisladag. Therefore, at this time we do not foresee a need for additional term debt financing to honor the letters of credit that pertain to equipment purchases.

As at June 30, 2007, the Company has a short term bank loan totalling 80 million Chinese Renminbi, approximately $10.5 million (December 2006 - 120 million Renminbi, approximately $15.4 million), to cover construction commitments related to the final phases of the Tanjianshan mine completion. On June 22, 2007 we paid $5.2 million of the loan. The remaining loan balance is due in September 2007. We expect to be able to repay this loan from operating funds generated from Tanjianshan.

The Company remains unhedged.

Pursuant to the acquisition of Afcan Mining Corporation ("Afcan") in September 2005, we assumed certain non-interest-bearing loans. The undiscounted face value of the loan as at June 30, 2007 was $0.9 million (December 2006 - $0.9 million). The loan is repayable in equal annual installments of $0.4 million on December 31 of each of the next 2 years with a final installment of $0.1 million due December 31, 2009. Repayment will be from operating funds over the scheduled repayment term.

The Company’s contractual obligations at June 30, 2007, comprise:

	Remainder of 2007 $	2008 $	2009 $	2010 $	2011 and later $	Total $

Bank indebtedness	10,505	-	-	-	-	10,505
Long-term debt	400	400	150	40,000	-	40,950
Capital leases	39	69	60	33	5	206
Operating leases and property expenditures	839	1,620	1,620	1,620	5,398	11,097
Purchase obligations	56,095	16,306	15,727	15,124	-	103,252

Totals	67,878	18,395	17,557	56,777	5,403	166,010

(13)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

10.

Capital Resources

Cash and restricted cash

Cash and restricted cash as at June 30, 2007 totaled $159.5 million (December 31, 2006- $139.5 million) of which $75.9 million (December 2006 - $60.0 million) was unrestricted. Over the last 24 months, we have sought to improve liquidity and conserve capital resources by securing loans to finance completion of the Kisladag and Tanjianshan projects and related startup operational requirements. Our plans are to repay these loans from operational cash flows by the end of 2009 and the restricted cash will be released and readily available for future projects or investments or to secure additional loan advances.

Working capital

At June 30, 2007, the Company had working capital of $131.5 million, (December, 2006 - $102.2 million).

The status of our financing arrangements and obligations are as follows:

Bank Indebtedness

Through Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, during 2006, we secured working capital short term construction loans from the China Construction Bank totaling 120 million Renminbi - approximately $15.4 million, and these loans are secured by way of irrevocable letters of credit drawn on HSBC Bank USA, National Association (“HSBC”) not to exceed $28.5 million in total. The letters of credit had an expiry date of February 17, 2007 and were automatically extendable without amendment for a period of one year. The HSBC letters of credit are secured by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account. In the quarter ended June 2007, we repaid 40 million Renminbi ($5.2 million) and will repay the balance (approximately $10.5 million) as scheduled in September 2007.

Term Revolving Credit Facility

In April 2005, our wholly owned subsidiary Tuprag entered into a $65.0 million term revolving credit facility (the “Term Revolving Credit Facility”) with HSBC due February 28, 2010. The Term Revolving Credit Facility is secured by Eldorado cash deposits in restricted interest bearing accounts equivalent to the HSBC advances to Tuprag. The Term Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Term Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. During the quarter ended June 2007, $10.0 million was repaid on this account. As at June 30, 2007, the Company has drawn $40.0 million in four tranches at a weighted average interest rate of 6.03%. Each tranche typically has a maturity of approximately 13 months. Over the term of the Term Revolving Credit Facility, the Company plans to renew each drawdown as it becomes due with final repayment to be made in full on the due date.

At June 30, 2007, $25 million remained available under the Revolving Credit Facility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

The court ordered closure of the Kisladag mine in Turkey (see Item 7 - Legal) would constitute a condition of default under the terms of the Revolving Credit Facility agreement. On July 24, 2007, in response to our request, HSBC granted a waiver to hold the loan in good standing for six months pending final determination of the implications and conditions, if any, that could apply following a court decision with respect to the closure order. We expect to fulfil all conditions pursuant to the waiver in order to ensure the classification of this debt as long-term.

Capital Expenditure Outlook

In the six month period ended June 2007, the Company had net capital expenditures of $40.4 million for the acquisition of property plant and equipment and deferred development expenditures net of a $10.0 million recovery of capital expenditures from the sale of pre-production gold at Tanjianshan. Currently the Company plans for the expenditure over the next 30 months of approximately $202.0 million. This capital will be spent at our existing operations, and the Efemcukuru and Vila Nova projects. The Company plans to finance these expenditures through a combination of cash generated from operations, cash on hand and project financing and or corporate loan facilities.

Equity

At June 30, 2007, the Company had 343.6 million common shares issued and outstanding (December 2006 - 341.1 million common shares). Since June 30, options have been exercised with respect to 0.3 million shares for a total cash consideration of approximately $1.0 million and granted options with respect to 0.1 million shares at a price of C$5.00 each.

The Company has sufficient capital resources to meet its current contractual and financial obligations as they come due.

11.

Summary of Quarterly Results

(US$000’s)	2007 Q2	2007 Q1	2006 Q2	2006 Q3	2006 Q4

Total revenue	$ 76,662	$ 43,488	$ 13,265	$ 30,723	$ 31,273
Net income (loss)	26,731	12,582	215	5,199	5,342
Net income (loss) per share - basic	$ 0.08	$ 0.04	$ (0.00)	$ 0.02	$ 0.01
Net income (loss) per share -diluted	$ 0.08	$ 0.04	$ (0.00)	$ 0.02	$ 0.01

12.

Off-Balance Sheet Arrangements

None.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

13.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our budgeted gold price for 2007 is $600 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

14.

Risk and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labor environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 7 Legal of this MD&A and under the heading "Development Projects - Turkey Projects" in the Company’s Annual Information Form and the litigation risks discussed therein, we are also involved in various routine legal proceedings. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition

Currency Fluctuations

We operate in numerous countries - including Canada, Turkey, China and Brazil - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

(US$000’s, except $/oz figures)	2007 Q2	2007 Q1	2007 Y-T-D

Cash operating costs
Operating costs	$ 31,642	$ 15,065	$ 46,707
Royalty expense and production taxes	(2,744)	(948)	(3,692)
Inventory adjustments	(2,832)	3,104	272
FV of stock option grants	(400)	(432)	(832)

Cash operating costs	$ 25,666	$ 16,789	$ 42,455

Gold ounces produced	98,970	76,188	175,258

Cash operating costs per ounce	$ 259	$ 220	$ 242

16.

Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

17.

Disclosure of Outstanding Share Data

The following details the share capital structure as at August 1, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Equity Type	Weighted average exercise price (Canadian dollars)	Total

Common shares		343,923,540

Share purchase options	C$ 5.32	7,678,654

18.

Management’s Report on Internal Control over Financing Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals. Our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; litigation; and regulatory risks.

See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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